UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of  December 2002

PORTRUSH PETROLEUM CORPORATION

(Name of Registrant)

1687 West Broadway #200, Vancouver, British Columbia  V6J 1X2

Executive Offices

1. Press Releases: 10/8/2002; 11/1/2002, 11/21/2002

2. Form 51-901F Quarterly and Year-End Report:

                     Second Quarter Ended 6/30/2002

                      Third Quarter Ended 9/30/2002

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx  Form 40-F ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes xxx   No ___

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portrush Petroleum Corporation -- SEC File No. 0-27768

(Registrant)

Date: December 16, 2002        By: /s/ Neal Iverson

                                   Neal Iverson, Director/Corporate Secretary

PORTRUSH PETROLEUM CORPORATION

Suite 200, 1687 West Broadway

Vancouver, B.C.

V6J 1X2

(604) 724-9524

CDNX SYMBOL:  PSH

 October 4, 2002

FOR IMMEDIATE RELEASE

Portrush Petroleum Corporation has been advised by the operator of the Company’s Richards #1-20 well in Lenox Township, Macomb County, Southeast Michigan that it is planning to drill a step out well with the intention of increasing daily production from 140 BOPD to 280 BOPD. The Company will be required to contribute its share of the drilling costs estimated to be US$100,000 to maintain its 22.5% working interest in the new well.

At this time, the Company will not participate in the joint venture with Harrison Western CDN Inc. to fund up to $1,000,000 of the costs of construction of a moveable fluid treatment facility for use in oil and gas extraction operations. The Company intends to use any additional funds to finance its oil and gas drilling operations and does not expect to be in a position to finance any additional ventures until the New Year. In addition, the Company did not continue its participation in the Salt Wells drilling project in Wyoming with CP Resources.

During the previous quarter, the Company concluded outstanding litigation brought against the Company by a former director and completed the previously announced private placement through the issuance of 3,100,000 units (the "Units") at $0.10 per Unit, for total proceeds of $310,000. The total amount of the placement was reduced by $90,000 from the original $400,000.Each Unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional common share at $0.15 per share for two years.

The Company trades in the US on the Bulletin Board under the symbol “PRRPF”.

ON BEHALF OF THE BOARD,

“M. Cotter”

M. Cotter

President

The Canadian Venture Exchange has not reviewed and does not accept responsibility for  the adequacy or accuracy of this news release.

PORTRUSH PETROLEUM CORPORATION

Suite 200, 1687 West Broadway

Vancouver BC

V6J IX2

(604) 724-9524

1(800) 828 1866

CDNX SYMBOL:  PSH

November 1, 2002

BULLETIN BOARD:  PRRPF

FOR IMMEDIATE RELEASE

Portrush Petroleum Corporation has advised the operator of the Company’s Richard’s #1-20 well in Lennox Township, Macomb County, Southeast Michigan that it will participate in the step-out well due to be drilled. The well will be drilled in the Martin Lease and is located approximately 600 feet from the producing well. The company has agreed to contribute it’s share of the drilling costs estimated to be US$100,000 to maintain it’s 22.5% working interest in the new well.

The company has been advised by the operator that the location has been surveyed and drilling can be completed in seven to ten days.

The discovery well was drilled to a total depth of 3,000 feet and intersected the Brown Niagran at approximately 2,900 feet. The well initially tested up to 1500 BOPD and was put on production at 140 BOPD in January of this year. This level of production  has been maintained to date and the Company’s share of the revenue is approximately US$20,000 per month. It is anticipated that the next well, the Martin #1, will intersect the crestal portion of the reef and could result in a more productive well.

A pipeline connection from a successful completion on the Martin lease  to the existing battery on the Richards lease can be installed relatively quickly thereby ensuring an immediate increase in production. The well will provide an excellent opportunity to evaluate the reserves in this area and could also determine the existence of a possible gas cap in the Brown Niagran.

Gas charged reefs in this area are commonly used for storage. There are approximately 30 pinnacles converted to gas storage in SE Michigan with a working capacity of approximately 300 BCF. Reefs in the southern trend range in size from 10 acres to over 2,000 acres and range in height from 25 feet to over 350 feet.

Over one million US dollars has been spent on the Lennox property to date, including land acquisition, 3-D seismic and drilling.

Portrush intends to participate in any additional development and will give a top priority to maintain its 22.5% working interest in what could be a very substantial development for the company.

ON BEHALF OF THE BOARD,

“M. Cotter”

M. Cotter

President

The Canadian Venture Exchange has not reviewed and does not accept responsibility for  the adequacy or accuracy of this news release.

PORTRUSH PETROLEUM CORPORATION

Suite 200, 1687 West Broadway

Vancouver BC

V6J IX2

(604) 724-9524

1(800) 828 1866

CDNX SYMBOL:  PSH

November 21, 2002

BULLETIN BOARD: PRRPF

FOR IMMEDIATE RELEASE

Further to the Company’s news release of November 1, 2002, the Company confirms it has advanced to the operator its share of the drilling costs for the step out well offset to the Company’s Richard’s #1-20 well in Lennox Township, Macomb County, Southeast Michigan.

The company has been advised by the operator that drilling has not yet commenced.

Portrush intends to participate in any additional development and will give a top priority to maintain its 22.5% working interest in what could be a very substantial development for the company.

ON BEHALF OF THE BOARD,

“M. Cotter”

M. Cotter

President

The Canadian Venture Exchange has not reviewed and does not accept responsibility for  the adequacy or accuracy of this news release.

British Columbia Securities Commission		QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act:  The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act.  Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2.  Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS NAME OF ISSUER			FOR QUARTER ENDED			DATE OF REPORT Y M D
PORTRUSH PETROLEUM CORPORATION			02	06	30	02	08	19
ISSUER ADDRESS
700 – 595 HOWE STREET
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.			ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 2T5	604-687-5960			604-724-9524
CONTACT PERSON		CONTACT'S POSITION				CONTACT TELEPHONE NO.
NEAL IVERSON		CORPORATE SECRETARY				604-724-9524
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE		PRINT FULL NAME				DATE SIGNED Y M D
"BRUCE NURSE"		BRUCE NURSE				02	08	28
DIRECTOR'S SIGNATURE		PRINT FULL NAME				DATE SIGNED Y M D
"MARTIN P. COTTER"		MARTIN P. COTTER				02	08	28

FIN51-901F Rev.2000/12/19

PORTRUSH PETROLEUM CORPORATION

QUARTERLY AND YEAR END REPORT - FORM 51-901F

JUNE 30, 2002

SCHEDULE A:  FINANCIAL INFORMATION

See attached unaudited consolidated financial statements for the six month period ended June 30, 2002.

SCHEDULE  B:  SUPPLEMENTARY INFORMATION

1.

For a breakdown of general and administrative expenses and oil and gas properties, see the attached unaudited consolidated financial statements.

2.

See Note 4 of the attached unaudited consolidated financial statements.

3.

a)

For the period to date, common shares were issued as follows:

Issue Type	Number of Shares	Price per Share	Total Value	Type of Consideration

Exercise of warrants	41,666	$ 0.14	$ 5,833	Cash
Private placement	600,000	0.10	60,000	Cash

b)

For the period to date, no incentive stock options were granted.

4.

a)

Authorized share capital – 100,000,000 common shares without par value.

b)

Issued share capital – 17,410,608 common shares with a stated value of $9,719,650.

c)

The following incentive stock options and share purchase warrants were outstanding at June 30, 2002:

	Number of Shares	Exercise Price	Expiry Date

Options	500,000	$ 0.35	September 8, 2002

Warrants	3,000,000	0.40	August 4, 2002
	5,000,000	0.35	March 5, 2003
	600,000	0.15	June 18, 2004

d)

Included in capital stock are 103,125 common shares currently held in escrow.

5.

List of directors and officers:

Martin P. Cotter –

Director and President

Phil E. Pearce –

Director

Bruce Nurse –

Director

Neal Iverson –

Secretary

PORTRUSH PETROLEUM CORPORATION

QUARTERLY AND YEAR END REPORT - FORM 51-901F

JUNE 30, 2002

SCHEDULE C:  MANAGEMENT DISCUSSION AND ANALYSIS

1.

General

This discussion should be read in conjunction with the financial statements and related notes of the Company for the quarter ended June 30, 2002 (the "Financial Statements").

2.

Description of Business

The Company is a junior oil and gas exploration and development company. It is the intention of the Company, either alone or with others, to carry out or participate in exploration and development programs and joint ventures related to the extraction of oil and gas. The Company, in conjunction with others, will invest in oil and gas related operations or acquire an interest in properties in order to determine the existence, location, extent and quality of the oil and gas resources located on the properties and will drill, complete, and participate in the operation of or development of oil or gas wells and related operations.

3.

Discussion of Operations and Financial Condition

The Company does not have any operating revenues. However, the Company does anticipate operating revenue being generated from the production of its newly established commercial well, the Lenox Richards #1-20. Historically, the Company has received revenues only from interest earned on cash reserves held.  The Company expects to continue to rely upon equity financing as a significant source of funding.

General and administrative expenses for the quarter in 2002 were $45,978, down from $ 93,782 in 2001. The Company expects that general and administrative expenses will decrease in 2002 as the Company's exploration and development expenses decrease as a result of reduced exploration and development activities.

During the quarter, the Company paid or accrued to the President of the Company fees of $15,000.

The Company concluded the negotiation of a formal joint venture agreement with Harrison Western CDN Inc. to participate in a venture to fund up to $1,000,000 of the costs of construction of a moveable fluid treatment facility for use in oil and gas extraction operations.  To date, the Company has been unable to finance the joint venture.

4.

Financing, Principal Purposes and Milestones

The Company raised $60,000 by way of a private placement resulting in the issuance of 600,000 units consisting of one share and one share purchase warrant to purchase an additional share at $.15 per share. The private placement proceeds will be used to finance the Company's participation in various oil and gas joint ventures and exploration and development programs.

PORTRUSH PETROLEUM CORPORATION

QUARTERLY AND YEAR END REPORT - FORM 51-901F

JUNE 30, 2002

5.

Liquidity and Solvency

The Company does not presently have sufficient financial resources to undertake by itself the exploration and development of its planned exploration and development programs.  The payment of property payments and the development of its property interests will therefore depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means.  There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

British Columbia Securities Commission		QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act:  The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act.  Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2.  Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS NAME OF ISSUER			FOR QUARTER ENDED			DATE OF REPORT Y M D
PORTRUSH PETROLEUM CORPORATION			02	06	30	02	08	19
ISSUER ADDRESS
700 – 595 HOWE STREET
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.			ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 2T5	604-687-5960			604-724-9524
CONTACT PERSON		CONTACT'S POSITION				CONTACT TELEPHONE NO.
NEAL IVERSON		CORPORATE SECRETARY				604-724-9524
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE		PRINT FULL NAME				DATE SIGNED Y M D
"BRUCE NURSE"		BRUCE NURSE				02	08	28
DIRECTOR'S SIGNATURE		PRINT FULL NAME				DATE SIGNED Y M D
"MARTIN P. COTTER"		MARTIN P. COTTER				02	08	28

FIN51-901F Rev.2000/12/19

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

 (Unaudited – Prepared by Management)

JUNE 30, 2002

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED BALANCE SHEETS

(Unaudited – Prepared by Management)

	June 30, 2002	December 31, 2001

ASSETS

Current
Cash	$ 45,158	$ 17,985
Receivables	3,442	111,169

	48,600	129,154

Oil and gas properties (Note 3)	2,084,568	2,076,693

	$ 2,133,168	$ 2,205,847

LIABILITIES AND STOCKHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 883,942	$ 930,772
Due to related parties (Note 4)	206,419	216,643

	1,090,361	1,147,415

Stockholders' equity
Capital stock	9,719,650	9,653,817
Deficit	(8,676,843)	(8,595,385)

	1,042,807	1,058,432

	$ 2,133,168	$ 2,205,847

Nature of operations (Note 2)

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited – Prepared by Management)

	Three Month Period Ended June 30, 2002	Three Month Period Ended June 30, 2001	Six Month Period Ended June 30, 2002	Six Month Period Ended June 30, 2001

EXPENSES
Consulting and administration fees	$ 8,836	$19,380	$17,455	$22,380
Management fees	15,000	15,000	30,000	30,000
Office and miscellaneous	1,857	12,588	1,927	16,625
Professional fees	11,653	37,925	19,529	45,871
Transfer agent and regulatory fees	8,632	8,889	12,602	16,627
Travel and promotion	-	-	-	1,185

	(45,978)	(93,782)	(81,513)	(132,688)

Interest income	14	659	55	1,283

Loss for the period	$ (45,964)	$ (93,123)	$ (81,458)	$ (131,405)

Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)

Weighted average number of common shares outstanding	16,955,663	14,398,086	16,876,860	14,398,086

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited – Prepared by Management)

	Three Month Period Ended June 30, 2002	Three Month Period Ended June 30, 2001	Six Month Period Ended June 30, 2002	Six Month Period Ended June 30, 2001

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (45,964)	$ (93,123)	$ (81,458)	$ (131,405)

Changes in non-cash working capital items:
(Increase) decrease in receivables	(3,442)	(3,397)	7,727	(3,820)
Increase (decrease) in accounts payable and accrued liabilities	(47,295)	89,814	(46,830)	39,920

Cash used in operating activities	(96,701)	(6,706)	(120,561)	(95,305)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances from related party	72,776	-	89,776	-
Deferred financing costs	-	(2,940)	-	(397,348)
Net proceeds from issuance of capital stock	60,000	513,186	65,833	1,650,833

Cash provided by financing activities	132,776	510,246	155,609	1,253,485

CASH FLOWS FROM INVESTING ACTIVITIES
Oil and gas property expenditures	-	(640,000)	(7,875)	(1,286,784)

Cash used in investing activities	-	(640,000)	(7,875)	(1,286,784)

Change in cash position during period	36,075	(136,460)	27,173	(128,604)

Cash position, beginning of period	9,083	181,159	17,985	173,303

Cash position, end of period	$ 45,158	$ 44,699	$ 45,158	$ 44,699

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Unaudited – Prepared by Management)

	Number of Shares	Amount	Deficit	Total

Balance, December 31, 2000	9,539,778	$ 8,002,984	$(6,783,563)	$ 1,219,421

Subscriptions received in prior year	-	(7,500)	-	(7,500)
For cash – private placement	5,000,000	1,500,000	-	1,500,000
For cash – exercise of warrants	2,229,164	270,833	-	270,833
Share issue costs	-	(112,500)	-	(112,500)
Loss for the period	-	-	(131,405)	(131,405)

Balance, June 30, 2001	16,768,942	9,653,817	(6,914,968)	2,738,849

Loss for the period	-	-	(1,680,417)	(1,680,417)

Balance, December 31, 2001	16,768,942	9,653,817	(8,595,385)	1,058,432

For cash – exercise of warrants	41,666	5,833	-	5,833
For cash – private placement	600,000	60,000	-	60,000
Loss for the period	-	-	(81,458)	(81,458)

Balance, June 30, 2002	17,410,608	$ 9,719,650	$ (8,676,843)	$ 1,042,807

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

JUNE 30, 2002

1.

BASIS OF PRESENTATION

The consolidated financial statements contained herein include the accounts of the Company and its wholly-owned subsidiary, Texas Dome Petroleum Corporation ("the Company").

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles.  All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements.  Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted.  These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual filing.  In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2.

NATURE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and its principal business activity is the acquiring and developing of oil and gas properties.

3.

OIL AND GAS PROPERTIES

The Company has incurred expenditures on various oil and gas properties as follows:

	June 30, 2002	December 31, 2001

Alberta prospects, Canada	$ 1,441,793	$ 1,441,793
Michigan prospects, U.S.A.	542,913	535,038
Rock Springs prospects, Wyoming, U.S.A.	99,862	99,862

	$ 2,084,568	$ 2,076,693

For the year to date, the Company incurred general exploration expenditures totalling $7,875 on its oil and gas prospects.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

JUNE 30, 2002

4.

RELATED PARTY TRANSACTIONS

During the period, the Company paid or accrued management fees of $30,000 (2001 - $30,000) to a director.

Amounts due to related parties are non-interest bearing and have no specific terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

5.

SEGMENTED INFORMATION

The Company operates in one industry segment, the exploration and development of oil and gas properties, in Canada and the United States.

British Columbia Securities Commission		QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act:  The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act.  Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2.  Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS NAME OF ISSUER			FOR QUARTER ENDED			DATE OF REPORT Y M D
PORTRUSH PETROLEUM CORPORATION			02	09	30	02	11	26
ISSUER ADDRESS
700 – 595 HOWE STREET
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.			ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 2T5	604-687-5960			604-724-9524
CONTACT PERSON		CONTACT'S POSITION				CONTACT TELEPHONE NO.
NEAL IVERSON		CORPORATE SECRETARY				604-724-9524
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE		PRINT FULL NAME				DATE SIGNED Y M D
“BRUCE NURSE”		BRUCE NURSE				02	11	28
DIRECTOR'S SIGNATURE		PRINT FULL NAME				DATE SIGNED Y M D
“MARTIN P. COTTER”		MARTIN P. COTTER				02	11	28

FIN51-901F Rev.2000/12/19

PORTRUSH PETROLEUM CORPORATION

QUARTERLY AND YEAR END REPORT - FORM 51-901F

SEPTEMBER 30, 2002

SCHEDULE A:  FINANCIAL INFORMATION

See attached unaudited consolidated financial statements for the nine month period ended September 30, 2002.

SCHEDULE  B:  SUPPLEMENTARY INFORMATION

1.

For a breakdown of general and administrative expenses and oil and gas properties, see the attached unaudited consolidated financial statements.

2.

See Note 5 of the attached unaudited consolidated financial statements.

3.

a)

For the period to date, common shares were issued as follows:

Date	Type of Security	Type of Issue	Number of Shares	Price Per Share	Total Proceeds	Type of Consideration	Commissions

January 29, 2002	Common shares	Exercise of warrants	41,666	$ 0.14	$5,833	Cash	$ -
June 18, 2002	Common shares	Private placement	600,000	0.10	60,000	Cash	4,000
September 30, 2002	Common shares	Private placement	2,500,000	0.10	250,000	Cash	25,000

b)

Summary of options granted:

Date	Optionee	Number of Shares	Exercise Price	Expiry Date

April 5, 2002	Martin Cotter	255,000	$ 0.10	April 5, 2004
April 5, 2002	Neal Inverson	140,000	0.10	April 5, 2004
April 5, 2002	Consultants	285,000	0.10	April 5, 2004

4.

a)

Authorized capital stock – 100,000,000 common shares without par value.

b)

Issued capital stock – 19,910,608 common shares with a recorded value of $9,940,650.

c)

The following incentive stock options and share purchase warrants were outstanding at September 30, 2002:

	Number of Shares	Exercise Price	Expiry Date

Options	1,150,000	$ 0.10	April 5, 2004
	500,000	0.20	October 3, 2003
Warrants	5,000,000	0.35	March 5, 2003
	3,100,000	0.15	June 18, 2004

PORTRUSH PETROLEUM CORPORATION

QUARTERLY AND YEAR END REPORT - FORM 51-901F

SEPTEMBER 30, 2002

SCHEDULE  B:  SUPPLEMENTARY INFORMATION (cont’d…)

4.

d)

Included in capital stock are 103,125 common shares currently held in escrow.

5.

List of directors and officers:

Martin P. Cotter – Director and President

Phil E. Pearce – Director

Bruce Nurse – Director

Neal Iverson – Secretary

SCHEDULE C:  MANAGEMENT DISCUSSION AND ANALYSIS

1.

General

This discussion should be read in conjunction with the financial statements and related notes of the Company for the quarter ended September 30, 2002 (the "Financial Statements").

2.

Description of Business

The Company is a junior oil and gas exploration and development company. The Company, in conjunction with others, will invest in oil and gas related operations or acquire an interest in properties in order to determine the existence, location, extent and quality of oil and gas resources located on the properties and will drill, complete, and participate in the operation of or development of oil or gas wells.

3.

Discussion of Operations and Financial Condition

The Company has been credited with operating revenue derived from the production of its newly established commercial well, the Lenox Richards #1-20. The operator will continue to setoff this revenue against various costs incurred by the operator on the Company’s behalf. Historically, the Company has received revenues only from interest earned on cash reserves held. The Company expects to continue to rely upon equity financing as a significant source of funding.

General and administrative expenses for the quarter in 2002 were $39,696, up from $33,689 in 2001. The Company expects that general and administrative expenses will increase somewhat in 2002.

During the quarter, the Company paid or accrued to the President of the Company fees of $15,000.

The Company has been unable to finance its participation in the joint venture agreement with Harrison Western CDN Inc. and the Company does not expect to participate in the venture.

PORTRUSH PETROLEUM CORPORATION

QUARTERLY AND YEAR END REPORT - FORM 51-901F

SEPTEMBER 30, 2002

SCHEDULE C:  MANAGEMENT DISCUSSION AND ANALYSIS (cont’d…)

4.

Financing, Principal Purposes and Milestones

The Company raised $310,000 by way of a private placement resulting in the issuance of 3,100,000 units consisting of one share and one share purchase warrant to purchase an additional share at $.15 per share. The private placement proceeds will be used to reduce accounts payable and for general working capital.

5.

Liquidity and Solvency

The Company does not presently have sufficient financial resources to undertake by itself the exploration and development of its planned exploration and development programs.  The payment of property payments and the development of its property interests will therefore depend upon the Company's ability to obtain financing through the joint venturing of projects, private placement financing, public financing or other means.  There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

British Columbia Securities Commission		QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act:  The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act.  Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2.  Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS NAME OF ISSUER			FOR QUARTER ENDED			DATE OF REPORT Y M D
PORTRUSH PETROLEUM CORPORATION			02	09	30	02	11	26
ISSUER ADDRESS
700 – 595 HOWE STREET
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.			ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 2T5	604-687-5960			604-724-9524
CONTACT PERSON		CONTACT'S POSITION				CONTACT TELEPHONE NO.
NEAL IVERSON		CORPORATE SECRETARY				604-724-9524
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE		PRINT FULL NAME				DATE SIGNED Y M D
“BRUCE NURSE”		BRUCE NURSE				02	11	28
DIRECTOR'S SIGNATURE		PRINT FULL NAME				DATE SIGNED Y M D
“MARTIN P. COTTER”		MARTIN P. COTTER				02	11	28

FIN51-901F Rev.2000/12/19

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

 (Unaudited – Prepared by Management)

SEPTEMBER 30, 2002

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED BALANCE SHEETS

(Unaudited – Prepared by Management)

	September 30, 2002	December 31, 2001
		(Audited)

ASSETS

Current
Cash	$ 62,838	$ 17,985
Receivables	3,607	111,169

	66,445	129,154

Oil and gas properties (Note 3)	2,057,604	2,076,693

	$ 2,124,049	$ 2,205,847

LIABILITIES AND STOCKHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 663,818	$ 930,772
Due to related parties (Note 5)	30,815	216,643

	694,633	1,147,415

Stockholders' equity
Capital stock	9,940,650	9,653,817
Contributed surplus – stock options (Note 4)	50,941	-
Deficit	(8,562,175)	(8,595,385)

	1,429,416	1,058,432

	$ 2,124,049	$ 2,205,847

Nature of operations (Note 2)

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited – Prepared by Management)

	Three Month Period Ended September 30, 2002	Three Month Period Ended September 30, 2001	Nine Month Period Ended September 30, 2002	Nine Month Period Ended September 30, 2001

REVENUE
Oil and gas revenues, net of royalties	$ 71,521	$ -	$ 214,564	$ -
Interest income	40	91	95	1,374

	71,561	91	214,659	1,374

EXPENSES
Consulting and administration fees	-	9,180	17,455	31,560
Depletion	16,639	-	49,914	-
Management fees	15,000	15,000	45,000	45,000
Office and miscellaneous	7,878	6,629	9,805	23,254
Operating expenses	-	-	37,030	-
Professional fees	2,400	1,650	21,929	47,521
Stock based compensation (Note 4)	-	-	50,941	-
Transfer agent and regulatory fees	1,021	1,230	13,623	17,857
Travel and promotion	13,397	-	13,397	1,185

	(56,335)	(33,689)	(259,094)	(166,377)

Income (loss) from operations	15,226	(33,598)	(44,435)	(165,003)

Gain on disposal of resource property (Note 2)	77,645	-	77,645	-

Income (loss) for the period	$ 92,871	$ (33,598)	$ 33,210	$ (165,003)

Basic and diluted earnings (loss) per share	$ 0.01	$ (0.01)	$ 0.01	$ (0.01)

Weighted average number of common
shares outstanding
Basic	17,410,608	15,197,056	17,035,731	15,197,056
Diluted	17,410,608	15,197,056	17,112,963	15,197,056

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited – Prepared by Management)

	Three Month Period Ended September 30, 2002	Three Month Period Ended September 30, 2001	Nine Month Period Ended September 30, 2002	Nine Month Period Ended September 30, 2001

CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) for the period	$ 92,871	$ (33,598)	$ 33,210	$ (165,003)
Items not affecting cash:
Depletion	16,639	-	49,914	-
Gain on disposal of resource property	(77,645)	-	(77,645)	-
Stock based compensation expense	-	-	50,941	-

Changes in non-cash working capital items:
(Increase) decrease in receivables	(165)	(167)	107,562	(3,987)
Increase (decrease) in accounts payable
and accrued liabilities	(114,111)	(8,629)	(266,954)	31,291

Cash used in operating activities	(82,411)	(42,394)	(102,972)	(137,699)

CASH FLOWS FROM INVESTING ACTIVITIES
Oil and gas property expenditures	(22,951)	(13,418)	(30,826)	(1,300,202)
Proceed from disposal of resource property	77,645	-	77,645	-

Cash provided by (used in) investing activities	54,694	(13,418)	46,819	(1,300,202)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances to related party	(175,603)	-	(185,827)	-
Deferred financing costs	-	-	-	(397,348)
Net proceeds from issuance of capital stock	221,000	-	286,833	1,650,833
Subscriptions received in advance	-	23,678	-	23,678

Cash provided by financing activities	45,397	23,678	101,006	1,277,163

Change in cash position during period	17,680	(32,134)	44,853	(160,738)

Cash position, beginning of period	45,158	44,699	17,985	173,303

Cash position, end of period	$ 62,838	$ 12,565	$ 62,838	$ 12,565

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Unaudited – Prepared by Management)

	Number of Shares	Amount	Share Purchase Options	Deficit	Total

Balance, December 31, 2000	9,539,778	$ 8,002,984	$ -	$(6,783,563)	$ 1,219,421

Subscriptions received in prior year	-	(7,500)	-	-	(7,500)
For cash – private placement	5,000,000	1,500,000	-	-	1,500,000
For cash – exercise of warrants	2,229,164	270,833	-	-	270,833
Share issue costs	-	(112,500)	-	-	(112,500)
Loss for the period	-	-	-	(165,003)	(165,003)

Balance, September 30, 2001	16,768,942	9,653,817	-	(6,948,566)	2,705,251

Loss for the period	-	-	-	(1,646,819)	(1,646,819)

Balance, December 31, 2001	16,768,942	9,653,817	-	(8,595,385)	1,058,432

Stock based compensation	-	-	50,941	-	50,941
For cash – exercise of warrants	41,666	5,833	-	-	5,833
For cash – private placement	3,100,000	310,000	-	-	310,000
Share issue costs	-	(29,000)	-	-	(29,000)
Income for the period	-	-	-	33,210	33,210

Balance, September 30, 2002	19,910,608	$ 9,940,650	$ 50,941	$(8,562,175)	$ 1,429,416

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2002

1.

BASIS OF PRESENTATION

The consolidated financial statements contained herein include the accounts of Portrush Petroleum Corporation (the “Company”) and its wholly-owned subsidiary, Texas Dome Petroleum Corporation.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles.  All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements.  Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted.  These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual filing.  In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

Stock-based compensation

Effective January 1, 2002, the Company adopted the new CICA handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs.  The Company has elected to adopt the fair value-based method for all awards granted. Any consideration paid by the option holders to purchase shares is credited to capital stock.

2.

NATURE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and its principal business activity is the acquiring and developing of oil and gas properties.

During the current period, the Company disposed of the remaining resource property held by its wholly-owned subsidiary for proceeds of $77,645 and abandoned the subsidiary on disposal.  The Company recognized the entire proceeds as a gain on disposal of resource property as the property had been written-off in prior periods.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2002

3.

OIL AND GAS PROPERTIES

The Company has incurred expenditures on various oil and gas properties as follows:

	September 30, 2002	December 31, 2001
		(Audited)

Alberta prospects, Canada	$ 1,441,793	$ 1,441,793
Michigan prospects, U.S.A.	565,863	535,038
Rock Springs prospects, Wyoming, U.S.A.	99,862	99,862

	2,107,518	2,076,693
Accumulated depletion	(49,914)	-

	$ 2,057,604	$ 2,076,693

For the year to date, the Company incurred general exploration expenditures totalling $30,826 on its Michigan prospects, U.S.A.

4.

SHARE PURCHASE OPTIONS

During the period ended September 30, 2002, the Company granted 680,000 options at an exercise price of $0.10 expiring on April 5, 2004. Accordingly, using the Black-Scholes option pricing model, the stock options are marked to fair-value through charges to the statement of operations. Total stock-based compensation recognized during the nine month period ended September 30, 2002 was $50,941. This amount was recorded in the statement of operations as stock based compensation expense.

The assumptions used in calculating the fair value of stock options granted using the Black-Scholes option pricing model are as follows:

Nine Month Period Ended September 30, 2002

Risk-free interest rate	4.33%
Expected life of the options in years	2
Expected volatility	159%
Expected dividend yield	Nil

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2002

5.

RELATED PARTY TRANSACTIONS

During the period, the Company paid or accrued management fees of $45,000 (2001 - $45,000) to a director.

Amounts due from and to related parties are non-interest bearing and have no specific terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

6.

SEGMENTED INFORMATION

The Company operates in one industry segment, the exploration and development of oil and gas properties, in Canada and the United States.